

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 6, 2017

Olukayode Jinadu
Director and Chief Executive Officer
Bofat Investment, Inc.
6740 Greenbriar Curve
Shakopee, MN 55379

> **Re:** **Bofat Investment, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed August 18, 2017**
> **File No. 024-10622**

Dear Mr. Jinadu:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II

Offering Circular, page 1

1. You disclose in this section that "there is a minimum purchase amount of five thousand (2,500) Shares, for an aggregate purchase price of Five Thousand and 00/100 ($5,000/00) Dollars." Please reconcile this statement with your disclosures elsewhere that there is no minimum offering. Please also clarify, if applicable, whether the minimum purchase amount is 5,000 or 2,500 shares.

2. You disclose that this is a Tier 2 offering, and it appears that your securities will not be listed on a registered national securities exchange upon qualification. In this regard, please include in your offering circular the legend required by Part II(a)(5) of Form 1-A.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Plan of Operations, page 29</u>

3. We note your disclosure that, over the next 12 months, you intend to "initiate revenue generating projects in various sectors in emerging frontier markets." Please reconcile this statement with your disclosures throughout your offering circular that your specific business plan is to sell electricity into the Jamaican power grid by developing a power plant.

<u>Directors, Executive Officers and Significant Employees, page 30</u>

4. Please disclose the name and principal business of any corporation or other organization at which Olukayode Jinadu or Gbeminiyi Jinadu were employed. In this regard, we note your disclosure that Olukayode Jinadu "has held numerous leadership positions" in corporate America.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products